Mail Stop 3561

February 14, 2008

<u>By Facsimile and U.S. Mail</u>

Bruce J. Wood
Chief Executive Officer and President
Schiff Nutrition International, Inc.
2002 South 5070 West
Salt Lake City, Utah 84104-4726

> **Re: Schiff Nutrition International, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed August 28, 2007**
> **File No. 1-14608**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The comments below do not include page numbers since they are not used in your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests added disclosures or other revisions to be made please show us in your supplemental response what the revisions will look like. These revisions should be included in future interim and annual filings, as applicable.

Selected Financial and Operating Data, page 17

2. In the future, please present financial information in all tables and your financial statements in the same chronological order. See SAB Topic 11:E.

Notes to Consolidated Financial Statements, page F-7

3. Please disclose the relevant rights and privileges for Class A and B common shares, specifically clarifying the distinct differences between the two classes. Your discussion should include all of the examples discussed in paragraphs 2 and 4 of SFAS No. 129. For example, we note you disclose that Class B represents over 90% of the aggregate voting power for common stock, yet as a single class it represents about 56% of all outstanding common shares.

4. Please advise or include a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and the aggregate per share dividend amount for each class of common shares. See paragraph 40 of SFAS No.128 and Rule 3-04 of Regulation S-X.

1. Significant Accounting Policies, page F-7

5. Please include your accounting policy for receivables, including how you your allowance method used to estimate bad debts, determining past due or delinquency status, charging off trade receivables and the classification of credit balances, as applicable.

6. Please include a policy note discussing the expenses classified within cost of goods sold specifically as it relates to your inbound freight charges, purchasing and receiving costs, import costs, warehousing costs, internal transfer costs, and the other costs within your distribution network. If you currently exclude some portion from costs of goods sold:

    - Disclose the amount(s) and line item(s) these costs are presented for each period presented, and

- Disclose in Management's Discussion and Analysis, that your gross margins may not be comparable to other entities because you exclude a portion of distribution related costs from costs of goods sold while others include all of distribution costs in cost of goods sold, if applicable.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Bruce J. Wood
Schiff Nutrition International, Inc.
February 14, 2008
Page 4

       You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or me at (202) 551-3841, if you have any questions regarding the financial statements and related matters.

       Sincerely,

       Michael Moran
       Accounting Branch Chief